UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. ___)*

TURTLE BEACH CORPORATION
(Name of Issuer)

Common Stock
(Title of Class of Securities)

900450206
(CUSIP Number)

September 14, 2018
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[_] Rule 13d-1(b)

[X] Rule 13d-1(c)

[_] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. 900450206

1	Names of Reporting Persons

Vinik Family Investments LLC
2	Check the appropriate box if a member of a Group (see instructions)

(a) [ ]
(b) [ ]
3	Sec Use Only

4	Citizenship or Place of Organization

Delaware
	5	Sole Voting Power

Number of		0
Shares	6	Shared Voting Power
Beneficially
Owned by Each		886,982
Reporting Person	7	Sole Dispositive Power
With:
		0
	8	Shared Dispositive Power

		886,982
9	Aggregate Amount Beneficially Owned by Each Reporting Person

886,982
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)

[ ]
11	Percent of class represented by amount in row (9)

6.4%
12	Type of Reporting Person (See Instructions)

OO (Limited Liability Company)

SCHEDULE 13G

CUSIP No. 900450206

1	Names of Reporting Persons

Jeffrey N. Vinik
2	Check the appropriate box if a member of a Group (see instructions)

(a) [ ]
(b) [ ]
3	Sec Use Only

4	Citizenship or Place of Organization

United States of America
	5	Sole Voting Power

Number of		0
Shares	6	Shared Voting Power
Beneficially
Owned by Each		886,982
Reporting Person	7	Sole Dispositive Power
With:
		0
	8	Shared Dispositive Power

		886,982
9	Aggregate Amount Beneficially Owned by Each Reporting Person

886,982
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)

[ ]
11	Percent of class represented by amount in row (9)

6.4%
12	Type of Reporting Person (See Instructions)

IN (Individual)

Item 1.

(a)	Name of Issuer: Turtle Beach Corporation

(b)	Address of Issuer’s Principal Executive Offices: 11011 Via Frontera Suite A
San Diego, CA 92127

Item 2.

(a)	Name of Person Filing: Vinik Family Investments, LLC Jeffrey N. Vinik

The foregoing are hereinafter sometimes referred to as the "Reporting Persons."

(b)	Address of Principal Business Office or, if None, Residence: 401 E. Jackson St., Suite 2525, Tampa, FL 33602

(c)	Citizenship:

Vinik Family Investments, LLC - Delaware Jeffrey N. Vinik - United States

(d)	Title and Class of Securities: Common stock

(e)	CUSIP No.: 900450206

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	[_]	Broker or dealer registered under Section 15 of the Act;

(b)	[_]	Bank as defined in Section 3(a)(6) of the Act;

(c)	[_]	Insurance company as defined in Section 3(a)(19) of the Act;

(d)	[_]	Investment company registered under Section 8 of the Investment Company Act of 1940;

(e)	[_]	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	[_]	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	[_]	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	[_]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	[_]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

(j)	[_]	A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);

(k)	[_]	Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution: _____

Item 4. Ownership

(a)	Amount Beneficially Owned: 886,982

(b)	Percent of Class: 6.4%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 886,982

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of: 886,982

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [   ].

Item 6. Ownership of more than Five Percent on Behalf of Another Person.

Jeffrey N. Vinik is the sole member, Chairman & CEO of Vinik Family Investments LLC which is the Investment Manager for Vinik Family Foundation and Vinik Family Portfolio LP, which entities hold the shares of Common Stock reported herein. Jeffrey N. Vinik is a trustee for the Vinik Family Foundation, a not-for-profit trust. Vinik Family Investments LLC is the general partner for Vinik Family Portfolio LP.

Item 7. Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company or control person.

Not Applicable

Item 8. Identification and classification of members of the group.

Not Applicable

Item 9. Notice of Dissolution of Group.

Not Applicable

Item 10. Certifications.

Each Reporting Person hereby makes the following certification:

By signing below the Reporting Person certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 19, 2018

VINIK FAMILY INVESTMENTS, LLC

/s/ Martin A. Hammock

Martin A. Hammock – CFO/Treasurer

/s/ Jeffrey N. Vinik

Jeffrey N. Vinik

EXHIBIT 1

JOINT FILING AGREEMENT

PURSUANT TO RULE 13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

DATE: September 19, 2018

VINIK FAMILY INVESTMENTS, LLC

/s/ Martin A. Hammock
Martin A. Hammock – CFO/Treasurer

/s/ Jeffrey N. Vinik
Jeffrey N. Vinik